

January 18, 2022

Adam Satterfield
Chief Financial Officer
Old Dominion Freight Line, Inc.
500 Old Dominion Way
Thomasville, NC 27360

      **Re: Old Dominion Freight Line, Inc.**
          **Form 10-K for the Fiscal Year Ended December 31, 2020**
          **Filed February 24, 2021**
          **File No. 000-19582**

Dear Mr. Satterfield:

We have reviewed your November 5, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Risk Factors, page 6

1.    Your response to prior comment 1 states that you comprehensively monitor the risks faced by your business, including transition risks related to climate change. Please describe the process through which you monitor risk and explain in greater detail how you determined that transition risks related to climate change are not individually material.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

2.    We note your response to prior comment 2 regarding the significant physical effects of climate change on your operations and results. Consistent with comment 2 from our letter dated September 14, 2021, provide us with quantitative information supporting the

statement that you have not experienced material weather-related damages to your property or operations.  In addition, quantify and tell us about any weather-related impacts on the cost or availability of insurance.

 You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.


Sincerely,

Division of Corporation Finance
Office of Energy & Transportation